Merchandise Creations, Inc.

4704 Towne Square Drive, #2626

Plano, TX 75024

(972) 987-5880

July 8, 2005

To:	Adam Halper
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Merchandise Creations, Inc.
Form SB-2 filed April 29, 2005
File No.: 333-124460

Dear Mr. Halper:

The following are the Company's responses and revisions to its filing pursuant to your letter dated May 27, 2005:

General

1.

Please advise of the need for any blue sky registration.

The following disclosure has been added to the "Plan of Distribution" section on page 10 of the amended registration statement.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which MCI has complied.  The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available.

2.

A review of the business plan as well as the surrounding facts contained in the registration statement raises a question as to whether Merchandise Creations is a "blank check" company, which is required to conduct its offering in compliance with the provisions of Rule 419.  For example, we note you have generated no revenues to date, have only one client and have not identified any other potential clients.  If Merchandise Creations believes that it does not fall within the definition of a blank check company, enhanced disclosure to demonstrate its status as a non-blank check company should be included in the registration statement.  In this regard, you should revise your statement on page 14 to indicate whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with any identified company.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

Re: Merchandise Creations, Inc.

July 8, 2005

The company incorporated in October 2004 and is in the development stage.  Due to the relatively recent formation of the company, it has not fully established its operational infrastructure and resultantly has not commenced all planned principal operations.  The company issued penny stock for cash proceeds of $29,650 in an attempt to raise capital to pursue its specific business plan to assist musicians and musical groups with merchandising activities.  The company purchased promotional merchandise for its one contracted client on December 14, 2004 and began selling merchandise on January 13, 2005.  Furthermore, the company does not intend to engage in a merger or acquisition with any identified or unidentified company or companies or other entity.

In light of the aforementioned, the company believes Rule 419 does not apply.

3.

We note that Savoy Financial Group accepted appointment as agent for service.  Please advise if Savoy Financial has or will provide additional services to Merchandise Creations.

Savoy Financial Group was appointed as the company's agent for service of process in the State of Nevada, where the company is incorporated.  Savoy Financial has not, nor will in the future, provide any additional services to Merchandise Creations.

Registration Statement Cover Page

4.

Please tell us why counsel's address is listed as Las Vegas, Nevada on the registration statement cover page but as Newport Beach, California in the legality opinion.

Counsel for the company was in the process of relocating from Las Vegas, Nevada to Newport Beach, California.  As a result, the company did not properly update its filing.  The registration statement has been amended, accordingly.

The Company, page 3

5.

Revise this section to briefly discuss why you believe the $29,650 in funds received from the selling security holders is sufficient to support your operations for the next 12 months.

The registration statement has been amended, as follows:

We believe that the $29,650 in funds received from unregistered sales of our common equity is sufficient to finance our efforts to become fully operational and carry us through the next at least 12 months.  The capital raised in this offering has been budgeted to establish our infrastructure and to become a fully reporting company.  We believe that the recurring revenues from sales of merchandise will be sufficient to support ongoing operations.  Unfortunately, there can be no assurance that the actual expenses incurred will not materially exceed our estimates or that cash flows from sales of merchandise will be adequate to maintain our business.  As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in the registration statement.

Re: Merchandise Creations, Inc.

July 8, 2005

The Offering, page 4

6.

We note your intent to be quoted on the OTC Bulletin Board or another quotation medium.  Please revise your "Management's Discussion" section to describe your efforts in obtaining listing and the costs associated with such listing.  Further, please revise any references to the OTC Bulletin Board to state that the OTC Bulletin Board is maintained by NASDAQ.

Reference to the OTC Bulleting Board or another quotation medium is made with regard to the selling price for which the selling shareholders will be able to sell their shares.  To date, no effort has been made to obtain listing on the OTC Bulletin Board or any national stock exchange or association.  The company has not approached any broker/dealers with regard to assisting the company to apply for such listing.  Thus, no associated costs were incurred.

Risk Factors, page 6

7.

Clarify in the first paragraph of this section that you discuss all "material" risks.

As postulated in Item 503(c) of Regulation S-B, the small business issuer must discuss in its registration statement "ANY factors that make the offering speculative or risky" (emphasis added).  Please, provide additional guidance as to how this provision of Regulation S-B may serve as the basis for your statement that "ALL the material risks" should be disclosed in the prospectus (emphasis added).  Alternatively, please clarify what other regulatory source constitutes the basis for your request.

Our Sole Officer and Directors Works for Us…, page 6

8.

Please disclose the percentage of time Mr. Turner has been and intends to allocate to Merchandise Creations in the future.

This risk factor has been amended, as follows:

Our operations depend on the efforts of Robert Turner, our sole officer, director and employee.  Mr. Turner currently works for us on a part-time basis and expects to devote approximately 20 hours per week to our business and is prepared to dedicate additional time to our operations, as needed.

Additionally, the disclosure under "Number of total employees and number of full time employees" in the "Business of the Issuer" section has been amended to correspond with the above risk factor disclosure, as follows:

Merchandise Creations, Inc. is currently in the development stage.  During the development stage, we plan to rely exclusively on the services of our officer and director to set up our business operations.  We believe that our operations are currently on a small scale that is manageable by an individual.  Currently, Robert Turner, President, is involved in MCI's business on a part time basis and expects to devote approximately 20 hours per week to our business.  Mr. Turner is prepared to dedicate additional time to our operations, as needed.  There are no other full- or part-time employees.  There are no other full- or part-time employees.  We plan to outsource the production of our products, thus our management's responsibilities are mainly administrative.  While we believe that the addition of employees is not required over the next 12 months, we intend to contract sales representatives to market our products and services for us on an independent contractor basis.  Thus, these representatives are not intended to be employees of our company.

Re: Merchandise Creations, Inc.

July 8, 2005

We Have One Merchandising Agreement…, page 7

9.

Please revise to summarize the material termination provisions of the merchandising agreement and describe how such provisions might materially affect Merchandise Creations.  Ensure that your expanded disclosure includes a discussion of the fact that either party can terminate with 30 days written notice.

The registration statement has been amended, as follows:

On December 1, 2004, we entered into one merchandising agreement to coordinate the development, production and distribution of promotional merchandise for one musician.  The agreement will terminate automatically on December 1, 2005, unless otherwise terminated by either party with 30 days written notice.  This is our only agreement, the termination and/or expiration of which will severely impair our ability to generate revenues.

Conflicts of Interest Faced by Top Management… page 8

10.

We note that your sole officer and director, Mr. Turner, will only be spending a fraction of his time working for Merchandise Creations.  Since it appears that your business relates to the promotion of artists in the music industry, and since Mr. Turner has experience in music and movies, please discuss whether Mr. Turner will present any future business opportunities that might arise to Merchandise Creations.  Further, as it appears from your disclosure that you have made determinations that Mr. Turner will be allowed to pursue other business opportunities that are similar to those of Merchandise Creations, please provide us with an analysis of how this would be compatible with the Doctrine of Corporate Opportunities as Nevada law applies this duty to controlling persons, officers and directors.  Finally, tell us the functions and operations of Film Creations & Distribution and Mr. Turner's role in that business, including the percentage of time Mr. Turner devotes to Film Creations vs. Merchandise Creations.

The company does not understand the Commission's comment.  It is the goal of the company to provide merchandising assistance to musicians and does not manufacture or produce anything in-house.  Film Creations & Distribution is in the business of producing independent films of various events.  Please refer to the following disclosure regarding Mr. Turner's concurrent activities related to Film Creations & Distribution, located under the heading "Directors, Executive Officers, Promoters and Control Persons" on page 12 of the registration statement:

From 2002 to the present, Mr. Turner is co-owner of Film Creations & Distribution, a partnership with accounts nationwide that produces videos for various events in Austin, Texas.  Mr. Turner is in charge of new product acquisitions and is responsible for the planning and implementation of all sales initiatives directed to both wholesale and retail customers.  In addition, Mr. Turner functions as the company liaison to all wholesale accounts.

The businesses of Merchandise Creations and File Creations & Distribution are complementary and are not in direct competition with each other.  Thus, any future business opportunities related to music artist merchandising that Mr. Turner may encounter will be presented to Merchandise Creations, Inc. and future business opportunities specifically related to the production of videotaped events will be presented to Film Creations & Distribution.

Re: Merchandise Creations, Inc.

July 8, 2005

Similarly, the disclosure in the registration statement does not appear to suggest that "Mr. Turner will be allowed to pursue business opportunities similar to those of Merchandise Creations."  (Emphasis added).  The text of the risk factor states that Mr. Turner "may, in the future, become involved in other business opportunities."  While the company does not believe that Mr. Turner will consider pursuing opportunities similar to the business of the company, it would not be in the best interests of Mr. Tuner to do so, particularly in light of (a) Nevada law and (b) his fiduciary duty to the shareholders of the company.  Given the aforementioned facts, the risk factor has been amended to read as follows:

Mr. Turner may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, Mr. Turner may face a conflict in selecting between MCI and his other business interests.  We do not believe that Mr. Turner will not consider entering a similar line of business as we conduct; however, there can be no assurance of this.  MCI has not formulated a policy for the resolution of such conflicts.

The amount of time Mr. Turner devotes to the business of Film Creations & Distribution is approximately 5-10 hours per week, as needed.  The registration statement has been amended to divulge this information, as follows:

He currently devotes approximately 5-10 hours per week, as needed, to the business of Film Creations & Distribution

11.

Please also revise to include risk factors that address the following, if appropriate:

                  *    The risks associated with utilizing manufacturers abroad, as stated in your prospectus summary.

The company current has no plans to utilize foreign manufacturers and has thus removed all references to doing so from the registration statement.

                  *    Additional risk factors that enhance your discussion of the risks associated with not carrying out the various portions of your full business service.

The company does not understand the Commission's comment.  The company is in the business of assisting bands or artists in the music industry with promotion through merchandising.  There are no additional business segments or subsidiary companies.  Please advise as to the "various portions" that are being referenced.

                 *   Separate risk factor disclosure that discusses the ramifications of excess inventory and lost sunk costs associated with assuming responsibility for sales of merchandise for your artists.

The following risk factor was added to the amended registration statement:

OUR REVENUE AND GROSS MARGIN COULD SUFFER IF WE FAIL TO MANAGE OUR INVENTORY PROPERLY.

Our business depends on our ability to anticipate our needs for products and our supplier's ability to deliver sufficient quantities of products at reasonable prices on a timely basis.  Given that we are in the development stage we may be unable to accurately anticipate demand and manage inventory levels that could seriously harm us.  If predicted demand is substantially greater than consumer purchases, there will be excess inventory.  In order to secure supplies, we may make advance payments to suppliers, or we may enter into non-cancelable commitments with vendors.  If we fail to anticipate customer demand properly, a temporary oversupply could result in excess or obsolete inventory, which could adversely affect our gross margin.

Re: Merchandise Creations, Inc.

July 8, 2005

                    *   Disclosure that discusses Mr. Turner's financial accounting experience, as well as any risks associated with having only one individual perform the functions of all directors and executives.  For example, the risks associated with the adequacy of disclosure controls and procedures due to the fact that Merchandise

                         Creations is managed by a sole director/officer who will monitor and ensure compliance with the controls that he has created.

The registration statement contains a risk factor addressing Mr. Turner's lack of accounting experience in the risk factor entitled "Our sole officer and director works for us on a part-time basis...," which states that "Mr. Turner has no experience related to public company management or as a principal accounting or principal financial officer..."

Additionally, the following risk factor was added to the amended registration statement:

OUR INTERNAL CONTROLS MAY BE INADEQUATE, WHICH COULD CAUSE OUR FINANCIAL REPORTING TO BE UNRELIABLE AND LEAD TO MISINFORMATION BEING DISSEMINATED TO THE PUBLIC.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

We have one individual performing the functions of all officers and directors.  This individual developed our internal control procedures and is responsible for monitoring and ensuring compliance with those procedures.  As a result, our internal controls may be inadequate or ineffective, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.  Investors relying upon this misinformation may make an uninformed investment decision.

Determination of Offering Price, page 9

12.

Please provide the information required by Item 505(a) of Regulation S-B, or conversely state, as disclosed in the second paragraph of the "Offering Section" on page 4 that you arbitrarily determined the offering price selling security holders paid for their shares.

The registration statement on page 9, Determination of Offering Price, has been amended, as follows:

As there is no public market in the shares, Merchandise Creations, Inc. used the price of $0.05 per share, which is what the selling shareholders had paid for their shares, as the benchmark offering price.  The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value.  The price does not bear any relationship to our assets, book value, historical earnings or net worth.  The selling shareholders will sell at a price of $0.05 per share until the shares are quoted on the OTC Bulletin Board® or in another quotation medium and, thereafter, at prevailing market prices or at privately negotiated prices.

Re: Merchandise Creations, Inc.

July 8, 2005

Selling Security Holders, page 9

13.

Please note that disclosure regarding all material transactions with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-B.  While we note references to the March 2005 private placement in the section of your registration statement titled "Recent Sales of Unregistered Securities," you should expand this section to provide similar disclosure.

The registration statement has been amended to provide the following added disclosure:

In March 2005, we sold 593,000 shares of our common stock to the twenty-eight aforementioned shareholders.  The shares were issued at a price of $0.05 per share for total cash in the amount of $29,650.  The shares bear a restrictive transfer legend.  This November 2004 transaction (a) involved no general solicitation, (b) involved less than thirty-five non-accredited purchasers and (c) relied on a detailed disclosure document to communicate to the investors all material facts about Merchandise Creations, Inc., including an audited balance sheet and reviewed statements of income, changes in stockholders' equity and cash flows.

Legal Proceedings, page 11

14.

Please confirm that Item 401(d)(1) of Regulation S-B is not applicable.

The registration statement has been amended, as follows on page 11:

No director, officer, significant employee or consultant of Merchandise Creations, Inc. has had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

Directors, Executive Officers, Promoters and Control Persons, page 12

15.

Please disclose in greater detail in this section and augment your risk factors to disclose the specific experience that Mr. Turner has in financial accounting and preparation of reports under the Exchange Act.

Per the risk factor entitled, "Our sole officer and director works for us on a part-time basis and has no experience in managing a public company…," Mr. Turner "has no experience related to public company management or as a principal accounting or principal financial officer…"  (Emphasis added).  The disclosure on page 12 has been amended to echo the risk factor disclosure, as follows:

Mr. Turner has no experience related to public company management or as a principal accounting or principal financial officer.

16.

Please enhance your disclosure to discuss whether or not Mr. Turner has any specific experience in music media sales and distribution since it appears much of his experience is with visual media.

The disclosure has been revised, in part, to state:

Although Mr. Turner does not have specific experience in music media sales, he is experienced in sales and distribution, specializing in promotional merchandising, retail sales, event planning and finished good production.

Re: Merchandise Creations, Inc.

July 8, 2005

17.

Please tell us whether any company with whom Mr. Turner is affiliated is conducting or proposes to conduct an offering of securities.

No company with which Mr. Turner is affiliated is conducting or proposes to conduct an offering of securities in the foreseeable future.

Description of Securities.

Reports, page 13

18.

We note that your disclosure indicates that Merchandise Creations will furnish security holders with annual financial reports and that it may, in its discretion, furnish quarterly reports.  Please revise to more clearly indicate that you will make all filings required by the Exchange Act of 1934 and confirm your understanding that this requires the filing of quarterly, as well as annual reports.

This section has been revised as follows:

1.

After this offering, Merchandise Creations, Inc. will furnish its shareholders with audited annual financial reports certified by MCI's independent accountants.

2.

After this offering, MCI will file periodic and current reports, which are required in accordance with Section 15(d) of the Securities Act of 1933, with the Securities and Exchange Commission to maintain the fully reporting status.

3.

The public may read and copy any materials MCI files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20002.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Our SEC filings will be available on the SEC Internet site, located at http://www.sec.gov.

Description of Business

Principal Products and Services and Principal Markets, page 15

19.

Note 1 to your financial statements indicates that you will supply the means to sell your merchandise, including the provision of merchandise equipment and sales and credit machines.  However, we note from your business section that Missing Link will provide all equipment and personnel necessary to effect sales of merchandise.  Please tell us why the business plan, as described in your notes to financials, differs from the business plan described throughout the rest of your filing and advise as to whether fixed costs such as costs of credit machines and the purchase of display apparatus are included in your estimates of costs for the next 12 months or whether Missing Link will be responsible for all such costs.

The notes to the financial statements reflected the initial desire of the company to pursue sales effecting sales directly to the consumer.  However, the company had since redirected its plan of operation to outsource sales activities through Missing Link, LLC.  The notes to the financial statement have resultantly been amended to accurately reflect the company's current business plan.

20.

We note disclosure in Note 1 to your financial statements indicating that Merchandise Creations will be "setting up escrow accountants."  Please tell is why no discussion of this service is included in this section and what "setting up escrow accounts" entails.

The notes to the financial statements have been revised to reflect that the company will not be setting up escrow accounts.

Re: Merchandise Creations, Inc.

July 8, 2005

Industry background and competition, page 16

21.

Please discuss in materially complete terms your relative position in the current market in which you operate, including quantitative and qualitative information to the extent known.  Further, it appears as if certain of your competitors as listed in your "Risk Factors" section, are based in Dallas.  Please revise to indicate whether your major competitors compete with you locally, state-wide or nationally.

The registration statement has been amended, as follows:

We are a small, start-up company that has generated only minimal revenues and lacks a significant client base.  The promotional merchandise and services we plan to market will target the music industry, and will face a significant amount of competition in the State of Texas, as well as nationally.  We expect to compete against companies with significantly longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we do.  In the State of Texas, where we intend to focus our efforts, we will compete directly with Bandwear, a Texas-based company with a nationwide reach.  We will also compete with a number of independent artists rooted in Texas, who undertake merchandising activities on their own.  It is difficult to estimate the scope and volume of such operations.  In the broader market, we compete with larger, established competitors that include Bravado, Jazzwear and Musician's Cyber Cooler.

In addition, there are numerous recreational and entertainment promotional merchandise that competes for the attention and dollars of today's fans.  Increased competition generally, and the introduction or promotion of competing companies offering similar services specifically, could prohibit our sales and profitability by exerting pricing pressure, reducing market share and/or creating other obstacles.  We cannot assure you that MCI will be able to continuously develop and successfully market its merchandise and services to the bands and artists the music listening public is supporting at that current time.

We expect that our products will face considerable price pressure.  Our management believes the market for music-related merchandise is price sensitive.  We believe that consumers evaluate purchases for the types of items we intend to offer with price as a significant and determining factor.  In such environment, we may be forced to lower our prices, and resultantly experience lower profit margins, to encourage consumer purchases.

We believe that our larger competitors have higher fixed overhead costs than we currently have.  Most large competitors have long-term manufacturing, distribution and sales arrangements and may not be mobile enough to adjust to changing market conditions.  We believe that due to our flexible nature, with no fixed long-term contracts, we will be allowed the mobility to modify our product line in accordance with consumer preferences.

Management's Discussion and Plan of Operation, page 17

22.

Please provide greater specificity as to the costs involved in each step of your sales, marketing and business development plans as opposed to the general information currently contained in this section indicating that $9,000 will be sufficient for all marketing activities over the next 12 months.  Consider the specific costs of printed brochures, fostering relationships with third party manufacturers, and each of the other steps you plan to take in expanding your business, including travel, entertainment and overhead expenses.

The registration statement has been amended, as follows:

Re: Merchandise Creations, Inc.

July 8, 2005

Our key success milestones in the first six months after commencing operations are:

o

Refine our Internet presence

We have allocated funds in the amount of $3,500 to establish an internet presence.  To date, we have spent $900 to develop a website at www.merchandisecreations.com.  The site is operational, but not fully-functional.  We plan to use the remaining allocated funds to expand the functionality of the website to enable e-commerce activity with a shopping cart so that consumers will be able to purchase products online.

In addition to adding e-commerce capability to our website, we also plan to refine the site for use as a marketing and sales tool to establish contact with artists and bands in the music industry.  We anticipate adding further content to make it fully operational within the next three to six months.

o

Marketing

In the next six to nine months of operations, MCI's promotional strategy will focus on increasing the visibility of our operations and our website.  Our management believes that establishing our brand name is imperative to our ability to continue as a going concern.  Establishing our presence on the Internet is critical to reaching a broad consumer base and we have allocated approximately $500 to create banner advertisements, email marketing and search engine placement.  In addition to Internet marketing, we plan to design and distribute printed brochures to attract potential clients.  These print materials are expected to cost roughly $500.  The amounts allocated to marketing activities are expected to be sufficient for the next 12 months.  We have not yet spent any funds on our marketing efforts.

o

Merchandising activities

Our business is to assist musicians with their merchandising efforts.  As a result, we plan to evaluate new products to introduce to the market.  We do not develop any promotional merchandise internally.  We rely solely upon the efforts of outside sources to research, develop and refine all products.  We have initially allocated approximately $8,000 toward purchasing merchandise for sale.  As we sell merchandise, we will use a portion of generated cash flow to purchase additional products.  Since our inception, we have purchased approximately $11,443 in saleable merchandise.

Over the next 12 months, our website will require periodic upgrades or maintenance.  We have budgeted $500 for these routine activities.  To date, we have not expended any funds to maintain our upgrade our website.

23.

As a follow-up to the comment above, you should include a reasonably detailed discussion of the current rate at which you are using capital in operations.  While we note the table you have provided on page 18, it is not clear from your disclosure how much of the estimated amounts have already been used and how much will be needed over the next twelve months.  Revise accordingly.  Additionally, revise to prioritize the payment of future expenses.

The table in this section has been revised to provide added disclosure regarding the amount of funds used in the company's operations.  Further, the items have been expanded to correspond with the company's responses to comment 22, above.  The amended table is as follows:

Re: Merchandise Creations, Inc.

July 8, 2005

	Amount	Amount	Estimated
	Allocated	Expended	Completion

Merchandising activities	$8,000	$11,443	Recurring
Website development	$3,500	$ 900	Ongoing
Marketing	$1,000	$ 0	Ongoing
Offering expenses	$2,510	$ 1,601	Use as needed
SEC reporting expenses	$4,500	$ 0	Use as needed
Website maintenance	$ 500	$ 0	Recurring
Office supplies	$1,000	$ 319	Use as needed
Computer hardware and software	$2,000	$ 0	Ongoing
General working capital	$6,640	$ 2,527	Use as needed

24.

Please advise as to the basis for your estimated SEC reporting expenses, yearly accounting and legal fees, and offering expenses.  Please revise your disclosure to provide a discussion for each of the services provided or that will be provided.

The following table represents the company's basis for its estimated SEC reporting expenses, yearly accounting and legal fees, and offering expenses:

		Estimated
		Item
Item in table	Component	Cost

Accounting and legal fees	Removed	Reallocated

SEC reporting expenses	Quarterly Review (x3)	$1,500
	Annual Audit	$1,500
	Edgarization costs	$1,500
		$4,500

Offering expenses	Edgarization costs	$1,000
	Transfer agent, printing, engraving	$ 500
	Sec registration fees	$ 10
	Accounting and legal fees	$1,000
		$2,510

The line item "Accounting and legal fees" was intended to be a component of "Offering expenses" and was thus mistakenly double-counted.  Resultantly, the line item has been removed and the balance of $1,000 has been reallocated to "General working capital."

25.

We note your reference to Mr. Laurent on page 19.  Revise to more clearly indicate who Mr. Laurent is and how he is related to Merchandise Creations.

The typographical error has been removed to accurately reflect the only individual involved in the company's business is Mr. Turner.

Certain Relationships and Related Transactions, page 19

26.

Please confirm that no person could be deemed a promoter in connection with Merchandise Creations.  See Item 404(d) of Regulation S-B.  We do not understand your references to "PFI."  Please advise or revise.

Re: Merchandise Creations, Inc.

July 8, 2005

Other than Mr. Turner, there is no other person(s) who could be deemed a promoter in connection with the company.

The company is unable to find reference to PFI in the registration statement filed via Edgar.

27.

We note that while the selling security holders purchased their shares for $.05/share, and while the shares are being offered at $.05/share, Mr. Turner received his shares at the par value of $.001/share.  Please revise this section to clearly indicate that Mr. Turner's shares were issued at par value and to better explain why his services were valued at $10,000.

Mr. Turner received his shares in exchange for cash in the amount of $10,000.  The erroneous disclosure has been amended throughout the registration statement to accurately reflect the transaction that transpired.

28.

As a follow-up to the comment above, we note that Note 3 to the financial statements indicates that the Company issued 10,000,000 shares to Mr. Turner for cash of $10,000, while the disclosure in this section indicates that the shares were issued in exchange for services provided.  Please revise or advise as appropriate.

Per the company's response to comment 27, above, the financial statements accurately reflect the issuance of shares to Mr. Tuner and the registration statement has been revised throughout.

29.

If available, please file as an exhibit to the registration statement any agreement governing the terms of the stock issuance to Mr. Turner.

There exists no such agreement between the company and Mr. Turner.  As such, none has been included as an exhibit to the registration statement.

Executive Compensation, page 20

30.

Please revise the table in this section to reflect the payment of $10,000 in stock to Mr. Turner for services rendered.  See Item 402(b) of Regulation S-B and Instruction 2 to Item 402(b)(2)(iii)(A) and (B).

Please refer to the company's response to comments 27 and 28, above.

Audited Financial Statements for the Year Ended December 31, 2004, page 21

31.

Please update the financial statements to comply with Item 310(g) of Regulation S-B.

The amended registration statement incorporates financial statements for the quarter ended March 31, 2005.  Please note that the company has updated the disclosures throughout the registration statement to incorporate the most recent financial information.

Recent Sales of Unregistered Securities, page 33

32.

Please tell us whether the purchasers in the March 2005 private placement had the opportunity to ask questions of Merchandise Creations.

The registration statement has been amended, as follows:

In March 2005, we sold 593,000 shares of our common stock to twenty-eight unrelated shareholders.  The shares were issued at a price of $0.05 per share for total cash in the amount of $29,650.  The shares bear a restrictive transfer legend.  This November 2004 transaction (a) involved no general solicitation, (b) involved less than thirty-five non-accredited purchasers and (c) relied on a detailed

Re: Merchandise Creations, Inc.

July 8, 2005

disclosure document to communicate to the investors all material facts about Merchandise Creations, Inc., including an audited balance sheet and reviewed statements of income, changes in stockholders' equity and cash flows.  Each purchaser was given the opportunity to ask questions of us.  Thus, we believe that the offering was exempt from registration under Regulation D, Rule 505 of the Securities Act of 1933, as amended.

Consent

33.

Please revise and update the consent to correctly identify the name of the registrant.  The report date is also now incorrectly stated.

The independent auditors consent has been revised to correctly identify the name of the registrant and the date is now correctly stated.

Legal Opinion

34.

The second to last paragraph of the legal opinion indicates that the 593,000 shares being registered are offered by "the Company."  Please revise to indicate that such shares are being offered by selling security holders.  Additionally, the opinion indicates that the shares "will be" legally issued, fully paid and non-assessable.  The opinion should be revised to reflect that the shares have already been issued.

The legal opinion has been revised, as follows:

Based on my examination and the applicable laws and judicial interpretations of the State of Nevada, I am of the opinion that 593,000 Shares of common stock of the Company to be sold by the Selling Shareholders are duly authorized Shares of common stock, which are legally issued, fully paid and non-assessable.

35.

We note disclosure in your legal opinion that she had examined The Subscription Agreement.  Please tell us why this agreement was not filed as an exhibit.

The opinion of counsel relied upon copies of the subscription agreements executed by the shareholders to purchase the shares attempting to be registered via the registration statement.  The legal opinion has been revised for clarity to read "Copies of Executed Subscription Agreements."

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Robert Turner at (972) 987-5880.

Sincerely,

/s/ Robert Turner

Robert Turner

President

Attachments:

Form SB-2 amendment 1, marked